Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: November 1, 2016

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EDITED TRANSCRIPT

BHI-Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investors Webcast

EVENT DATE/TIME: OCTOBER 31, 2016 / 12:30 GMT

OVERVIEW:
Co. announced that GE and BHI agreed to create new fullstream digital industrial services co.

Caution Concerning Forward-Looking Statements:
This document contains “forward-looking statements” – that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain.  For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see as http://www.ge.com/investor-relations/disclaimer-caution-concerning-forward-looking-statements as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q.  We do not undertake to update our forward-looking statements.  This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts.  Actual results could differ materially.

Non-GAAP Financial MEASURES:
In this document, we sometimes use information derived from consolidated financial data but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP).Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules.  These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure.  The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures are posted to the investor relations section of our website at www.ge.com.  We use non-GAAP financial measures including the following.

•	Operating earnings and EPS, which is earnings from continuing operations excluding non-service-related pension costs of our principal pension plans.
•	GE Industrial operating & Verticals earnings and EPS, which is operating earnings of our industrial businesses and the GE Capital businesses that we expect to retain.
•	GE Industrial & Verticals revenues, which is revenue of our Industrial businesses and the GE Capital businesses that we expect to retain.
•	Industrial segment organic revenue, which is the sum of revenue from all of our Industrial segments less the effects of acquisitions/dispositions and currency exchange.
•	Industrial segment organic operating profit, which is the sum of segment profit from all of our industrial segments less the effects of acquisitions/dispositions and currency exchange.
•	Industrial cash flows from operating activities (Industrial CFOA), which is GE’s cash flow from operating activities excluding dividends received from GE Capital.
•	Capital ending net investment (ENI), excluding liquidity, which is a measure we use to measure the size of our Capital segment.
•	GE Capital Tier 1 Common ratio estimates is a ratio of equity to total risk-weighted assets.

General Electric Capital Corporation (GECC) has been merged into GE and our financial services business is now operated by GE Capital Global Holdings LLC (GECGH).  In this document, we refer to GECC and GECGH as “GE Capital”.  We refer to the industrial businesses of the Company including GE Capital on an equity basis as “GE”.  “GE (ex-GE Capital)”and/or “Industrial” refer to GE excluding GE Capital.  Our financial services segment previously referred to as GE Capital is now referred to as Capital.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

GE’s Investor Relations website at www.ge.com/investor and our corporate bios at www.gereports.com, as well as GE’s Facebook page and Twitter accounts, contain a significant amount of information about GE, including financial and other information for investors.  GE encourages investors to visit these websites from time to time, as information is updated and new information is posted.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

CORPORATE PARTICIPANTS

Matt Cribbins General Electric Company - VP, Investor Communications
Martin Craighead Baker Hughes Incorporated - Chairman & CEO
Jeff Immelt General Electric Company - Chairman & CEO
Lorenzo Simonelli General Electric Company - President & CEO, GE Oil & Gas
Jeff Bornstein General Electric Company - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Steven Winoker Bernstein - Analyst
James West Evercore - Analyst
Jeff Sprague Vertical Research - Analyst
Byron Pope Tudor, Pickering, Holt & Co. - Analyst
Julian Mitchell Credit Suisse - Analyst
Jud Bailey Wells Fargo Securities - Analyst
Andrew Kaplowitz Citigroup - Analyst
Jim Wicklund Credit Suisse - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the General Electric and Baker Hughes investor webcast.

(Operator Instructions)

As a reminder, this conference is being recorded.  I would now like to turn the program over to your host for today’s conference Matt Cribbins, Vice President of Investor Communications.  Please proceed.

Matt Cribbins - General Electric Company - VP, Investor Communications

Good morning from Baker Hughes headquarters in Houston, Texas.  Today we are excited to announce Baker Hughes, a GE Company.

Presenting on today’s call are Baker Hughes Chairman and CEO Martin Craighead, GE Chairman and CEO Jeff Immelt, GE Oil & Gas CEO Lorenzo Simonelli and GE CFO Jeff Bornstein.  Also joining today’s event are Baker Hughes CFO Kimberly Ross and head of IR Alondra Oteyza and GE Oil & Gas CFO Brian Worrell.

Earlier today we posted the press release and presentation on both Company’s investor websites.  As a reminder elements of this presentation are forward-looking and are based on our best view of the world and our businesses as we see them today.  Those elements can change as the world changes.

With that it will turn it over to Martin.

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

Thanks, Matt.  Good morning everyone.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

First, I want to start off by saying how exciting today is for the respective stakeholders of both companies.  I’m talking about investors but also about our customers and employees.  This is a landmark day for our companies and our industry.

Second, I want to thank Jeff Immelt, Lorenzo Simonelli and Jeff Bornstein for being here today and for the important roles they each play in making this merger happen.  This has been a truly collaborative process from the first conversations and our mutual enthusiasm only grew as we saw the potential to create a stronger Company that is uniquely positioned for long-term growth.

Today I’d like to quickly cover two key areas.  Number one, I will touch on why this transaction makes so much sense and why these two great companies together will form a compelling combination that will benefit our customers in the global oil and gas equipment and services sector.  We will do that by creating a new Company that can deliver enhanced technology products, solutions and services across the entire spectrum of the oil and gas industry.

And number two, I’d like to talk about why this deal will create so much value for our shareholders at legacy Baker Hughes.  First and foremost, it will allow our current shareholders to benefit from ownership in a Company that has a much broader, more diverse customer proposition and expanded global reach.

On the first point, let me touch on why the new Baker Hughes will be positioned for success.  Together Baker Hughes and GE Oil & Gas will create an end-to-end provider of technology, equipment and services across the full spectrum of the oil and grass value chain:  upstream, midstream and downstream.  That is a truly unique combination.

In integrating Baker Hughes’ leading products and services with GE Oil & Gas’ suite of products and manufacturing capabilities, the new Company will be able to take more new innovative products, solutions and services to market faster, more efficiently and more cost-effectively.  Fueled by the technology breakthroughs of the GE Store the combined Company will be backed by industry-leading innovation that will be applied across all of its business segments, delivering step changes in economic performance and efficiency for our customers.

Importantly, the resulting Company will be far more resilient and cycle resistant.  As an example, the efficiencies gained from integrating our R&D and manufacturing capabilities will allow the Company to sustain and continue robust investment in innovation throughout every phase of the industry cycle.  To that end, I see this transaction as an acceleration of the existing strategy of legacy Baker Hughes which is based on leveraging its strength and product innovation to radically improve the economics of oil and gas production for our customers.

On that point, you might find it interesting to note that some of our earliest conversations centered on a technology venture in the realm of digitization and big data.  With the ability to pair the reservoir knowledge and intelligent products of legacy Baker Hughes with GE’s industry-leading Digital platform, we see an opportunity to unleash the power of digitization and data that has long been anticipated in the oil and gas sector.

This is a great example of uniting leading physical and digital technology to create something far greater for our customers.  I’m very pleased with the benefits and value that this transaction will create for our current shareholders of Baker Hughes.  It provides the opportunity for ongoing ownership and a Company that, as I mentioned, is stronger, more competitive and possesses greater growth prospects.

Baker Hughes’ shareholders will receive substantial value through the $17.50 per share cash dividend that represented more than 30% of the Company’s undisturbed share price.  In addition, by 2020 the Company expects to achieve $1.2 billion in cost synergies from operational and organizational efficiencies and $400 million in revenue synergies through growth opportunities.  Revenue growth will be driven by the ability to approach the customer base with a far more comprehensive suite of products and services and integrated solutions through increased touch points.

The commercial diversity of the new Baker Hughes will allow it to be more resilient in periods of volatility and more successful in times of growth.  As a result, both companies’ employees will benefit significantly from being part of a larger, more diversified Company.

So to sum it up, I couldn’t be more enthusiastic about the future as a result of combining two companies with respect to global brands, outstanding teams of people, similar cultures of innovation, industry-leading capabilities and strong financial performance.  So with that I’m going to hand it off to Jeff.

Jeff Immelt - General Electric Company - Chairman & CEO

Thanks, Martin.  This is an exciting day for GE.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

First, let me sketch out the deal at a high level.  We will merge GE Oil & Gas with Baker Hughes.  GE will contribute $7.4 billion of cash to fund a dividend to Baker Hughes shareholders and will then own 62.5% of the combined entity.

The deal will add $0.04 per share to GE in 2018 and $0.08 by 2020.  This new Company will be a very strong industry competitor who will have scale, diversification and a great team.  We can weather the cycle in the short term and we will be very well-positioned to lead the industry going forward.

The new Company is exceptionally well-positioned to serve our customers.  Both the Baker Hughes and GE are technical leaders.  Together we can generate even more productivity for our customers.

You know the investments we are making in Digital.  It has always been our belief that the oil and gas industry would be an early adopter of analytics.  The combination of the Baker Hughes oilfield services platform with Predix will deliver superior outcomes and we are well-positioned globally to execute for our customers.

The synergies are very straightforward and mainly on the cost side.  We see our way to $1.6 billion by 2020 and the total net present value of synergies is substantial at close to $14 billion.  The transaction is in line with our commitments to GE investors on capital allocation.

At the same time, we are building an even stronger business for the future.  The Oil & Gas business fits the GE Store and leverages our capability.  We leverage technology from Aviation and Healthcare, we share service capability with Power.  Predix is a common platform and oil and gas is a key part of our Global Growth organization along with Healthcare, Aviation, Power, Transportation and the other GE businesses.

Our investments in the oil and gas industry were always based on our belief that customers would seek more highly engineered solutions and would do so on a global basis.  That favors this Company.  Therefore, this is an appropriate time in the cycle to improve our business.

This is a high-level overview of the transaction.  We are creating a new Company where GE owns 62.5% and the public owns 37.5% through a tax efficient partnership structure.

Baker Hughes investors receive $17.50 per share cash dividend and a stake in a stronger Company.  GE investors receive 62.5% ownership and the commensurate earnings and cash flow in this leadership franchise.  Company management and Board will be aligned with investors.

There will be a world-class leadership team in place led by Lorenzo.  And this new Company will be managed by leaders from both companies.

The synergies will accrete to GE and Baker Hughes shareholders.  And these benefits primarily reflect cost takeout, but we also believe that the new Company has substantial opportunity to enhance growth.

The two companies have excellent relationships with international oil companies and national oil companies, a substantial global footprint and presence with large and small customers.  We see this as a win for both GE and Baker Hughes shareholders with the ability to create long-term value.

We are using the common industry assumptions for demand and decline rates.  We see short-term growth in the North American unconventional markets and LNG and over the long term we know that larger production fields will be developed offshore.  The transaction assumes a slow recovery, really $45 to $60 per barrel through 2019, and this seems reasonable.

Every business in GE has gone through cycles.  We’ve developed a keen eye for what changes through each cycle and position for growth when others pull back.  This has helped us gain share in Aviation, Power and Healthcare over time.

In the case of Oil & Gas we see tremendous opportunity for customer productivity through innovative technology, digital solutions and financial efficiency and here we can lead.  This is the right time in the cycle to invest.

So this is an exciting new Company and oil and gas leader.  We are creating a scale-based player, a leader in oil and gas productivity.  Baker Hughes brings the most advanced service technology capability and GE brings leadership in oil and gas equipment technology with a digital framework.

There is substantial synergies and the Company capitalizes on the GE Store.  And technology, with Predix globalization services financing we will lead the digital transformation of Oil & Gas.  This is a business that can deliver for investors and for customers.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Before I tell the conversation over to Lorenzo, let me drill down on what we call the GE Store which may not be a common term for Baker Hughes investors.  This captures our enterprise strength.  Every business contributes and every business benefits and for Baker Hughes, a GE Company, the GE Store really delivers.

It can deliver a broader and deeper technical foundation through leveraging GE Oil & Gas research facilities, deeper material science, connection to other industries and low cost solutions.  We will have significant global scale.  We have massive capability in Saudi Arabia, Brazil, Africa, really all the resource-rich regions and the Oil & Gas team can plug into a company-to-country framework.

There is big investment in the digitalization of the industry through Predix, our industrial Internet operating system, and Baker Hughes will accelerate our growth in asset performance management providing industry solutions.  We are investing in advanced service tools and ways to make workers in the field even more productive and GE Capital allows for more creative financing solutions as we work with our customers.  Together the GE Store represents incremental value for GE and Baker Hughes investors.

So, Lorenzo, now let me turn it over to you to present Baker Hughes, a GE Company.

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

Thank you, Jeff.  Good morning, everyone.  I am Lorenzo Simonelli, President and CEO of GE Oil & Gas.

I’d like to reiterate Martin’s earlier comment on how excited we all are to be here today.  The combination of Baker Hughes and GE Oil & Gas is a great opportunity for our investors, our employees and our customers.

The new Baker Hughes will be a truly full stream Company from resource extraction to transportation to end use, combining Baker Hughes’ deep industry expertise and history of technology development in oilfield services with GE Oil & Gas manufacturing and aftermarket service excellence strengthened by the unique capabilities of the GE Store.  We estimate that in 2020 the new Company will have revenue of $34 billion while generating approximately $8 billion of EBITDA.  This performance will be driven by our core businesses and substantial cost and growth synergies.

Together we can bring customers a broader set of capabilities.  And we believe there are significant opportunities to optimize our cost structure.  We see a clear path to $1.6 billion of run rate synergies.

Over the next few pages I will walk you through why we believe we will be a stronger Company together and why this is a truly unique opportunity for investors.  We are bringing together two world class franchises.  GE Oil & Gas today operates in over 120 countries with 35,000 employees and generated $16.5 billion of revenue in 2015.

Our origins are in turbo machinery developing complex solutions for LNG pipelines and downstream applications.  Over the last decade GE Oil & Gas has expanded into attractive upstream adjacencies where the GE Store can help deliver better solutions for our customers.  We are a market leader in subsea and drilling equipment with deepwater applications.

More recently, we added oilfield production equipment and services such as artificial lift, pressure control and downhole evaluation equipment.  We also have our digital solutions offering that provides monitoring inspection and measurement solutions to our customers.

Baker Hughes is a leading oilfield service Company generating $15.7 billion of revenue in 2015.  With a century-long track record of delivering solutions from advanced drilling to production optimization, Baker Hughes provide equipment and services that help oil and gas operators make the most of their reservoirs.  We feel Baker Hughes has a great set of businesses that are very complementary to GE’s.

Together we truly are a full stream Company, better placed to serve our customers and a broader oil and gas segment.  By bringing together GE Oil & Gas and Baker Hughes the new Company will be positioned to offer innovative, integrated solutions across the entire value chain, creating additional customer benefits by integrating people, equipment and a digital from upstream, midstream to downstream.

With the full scope of critical products and services from extraction to power generation, the new entity is uniquely positioned to deliver tailored solutions to customers, governments and local partners.  The oil and gas industry spent close to $800 billion in 2015 and we believe that our new Company will serve roughly 20% of this market.  Through the GE Store each business can share and access the same technology, markets, structure and intellect.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

These expertise in imaging, sensors, electrical science, software and analytics, material science, advanced manufacturing and computational fluid dynamics all powered by Predix and GE Digital’s offerings will make us better positioned to win.  The new Baker Hughes will have the capabilities to move from being an oilfield equipment and service Company to a provider of oil and gas productivity solutions.  Through our scale and breadth of offerings, we are creating an unparalleled and differentiated industry leader.

We will hold the top three position in 15 key areas and a meaningful presence in five more.  We will participate in the segments where technology and service capability distinguish the solutions and the GE Store can generate the most value.  We will be able to compete effectively across the entire value chain being the industry’s first full stream provider.

From reservoir interpretation to downstream process and equipment we will be present from the molecule to the megawatt.  At the heart of both GE and Baker Hughes is technology.  Both companies have a heritage and a culture of innovation in research and development.

We will connect technical teams around the world with GE’s global research centers including the newly inaugurated Oil & Gas Technology Center in Oklahoma City and the exciting digital capabilities of San Ramon.  Together we have minimal overlap and instead complement each other’s strengths.  We have a broad portfolio of products and services whose global scale will achieve increased operational efficiencies and better returns on investment.

While Baker Hughes brings service capabilities, advanced products and integrated project management, GE brings a balanced portfolio, access to the GE Store and manufacturing excellence.  Our cultures are a perfect fit and employees will have an exciting place to work.  Leveraging best-in-class product and industry expertise we will strive to be the industry’s most innovative Company.

Let me give you an example of how we believe GE technology can further enhance an industry-leading product and Baker Hughes’ portfolio.  AutoTrak has established new industry records by drilling 13,500 feet in one run in the Utica Shale.  Even with the success both teams are confident that through GE technology we can add capabilities to make it even better by applying material sciences, 3D printing, data optimization, rotating equipment and sensing and measurement controls.

We expect to deliver an even better performance to drill faster, more efficiently and with better precision.  This is just one example we feel together we will be able to provide the most advanced and efficient technology to the industry.

On the next page you can see a few examples of how the portfolio of the new Company integrates in solutions both in the offshore, onshore and mid- and downstream space.  While GE provides the infrastructure equipment, Baker Hughes provides subsurface services directed to drill and complete wells.  Through these integrated offerings the new Baker Hughes can offer unique solutions to customers to help them optimize well operations, production and ultimately enhance oil and gas recovery.

Through a strong balance sheet and outcome-based contracting we will be able to support even more of our customer base.  For example, in the top right of the page you see a potential solution in onshore production.  GE Oil & Gas production equipment for enhanced oil recovery and access to the oilfield power can be combined with Baker Hughes drilling and production equipment and chemicals, forming a complete production optimization solution.

We are here to assist our customers as they shift to OpEx-driven investment decisions given the current macroenvironment and the prolonged period of depressed oil prices.  Aging fields will require increased maintenance and intervention to sustain production as depletion occurs later in the well lifecycle and as operators look to extract more hydrocarbons from existing assets as opposed to developing new fields.

In the future we see the opportunity for full field management through the optimization of both CapEx and OpEx of production outcomes.  Our customers will benefit from our expanded offering, new integrated solutions and the introduction of new business models like the industry’s first contractual service agreement we signed earlier this year for blowout preventers with Diamond Offshore.

When we look at our respective customer base we see customers with whom both companies have an excellent long-standing partnership and we will be able to serve even better in the future and complementary customers that we will now be able to serve with the new combined portfolio.  The Baker and GE teams have spent quite some time together to understand our opportunity to deliver cost synergies.  We believe that left alone the cost base in 2020 will be approximately $26 billion, and that conservatively we can achieve $1.2 billion in cost synergies.

Combined we spent over $8 billion in material and feel strongly that we will be able to drive material deflation through our combined buy.  In GE Oil & Gas this year we’ve seen more than 6% deflation.  We operate in over 120 countries and 1,200 sites.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

There is a significant opportunity to optimize our footprint and service delivery building upon Baker’s great reputation.  Bringing the GE heritage of advanced manufacturing, conditioned-based maintenance and process optimization to Baker Hughes will lower cost.  Applying Baker Hughes’ strong asset management and service deliveries will be another cost-out driver.

Finally on cost, by rightsizing our support and structure globally and ensuring streamlined priorities we expect to drive 15% savings in this area.  I will walk you through more details on revenue synergies, but basically we will increase our penetration through more complete, integrated solutions addressing a broader scope, larger more complex projects, presence in some geo-markets and greater capabilities to offer flexible business models for our customers.

Our expectations on synergy ramp are outlined for you and we feel confident in our plans.  These teams know how to drive cost and productivity.

To make this real for you I wanted to walk through a few examples.  On the left is a little bit more detail on the areas I highlighted.  For instance, we have approximately 25% close overlap with facilities, in some instances just down the road.

On the right is an example from Lufkin which we acquired in 2013.  We’ve been able to reduce unit cost by 50% through product redesign, better sourcing and optimized logistics.

In a number of our brilliant factories we’ve achieved 30% reductions in leadtimes.  These are both good springboards for this integration.

The global industry landscape is changing as resources are discovered a new and emerging markets.  These reservoirs present unique development challenges given the size and complexity of resources along with the lack of existing infrastructure.  Customers need long-term partners to address these challenges and bring these reservoirs online as efficiently as possible.

Simplifying the supply chain and lowering the cost curve, integrated and modular solutions are needed.  For example, Africa subcontinental onshore is a prolific but remote and landlocked project.  The development of the resource would require not only E&P investment but also significant development of midstream and inland refinery.

Additionally, there will be difficulty in concentrating thousands of workers for construction of facilities in remote areas.  Our combined platform has the complementary portfolio to address a greater scope for the project and provides solutions throughout the value chain, enabling a seamless integration and understanding between the project phases.  This is further enhanced through the GE Store and our extensive global presence.

The integrated approach will ultimately lower overall project costs for our customers.  As you know, GE has made a significant investment in the development of Predix, our industrial operating platform.  We’re excited about the opportunity to bring our digital capabilities to the oilfield.

We have the capability to increase uptime, efficiency, productivity and operational flexibility for our upstream customers, exploiting the historical data set and the data already acquired daily from the exploration, drilling, completion and production operations of Baker Hughes.  New Baker Hughes is in a unique position at the center of the oil and gas ecosystem to offer productivity solutions.  Both GE Oil & Gas and Baker Hughes already have a competitive offering in asset performance management through GE Field Vantage and Baker Hughes AMBIT to monitor and optimize production.

From the reservoir to power generation and the refinery we can be the digital industrial standard to drive customer outcomes.  We are ideally positioned to perform through the industry cycles.  We expect revenue growth through 2020 with strong margin leverage and free cash flow generation.

The way we think about this performance is bound by a few key assumptions.  First, a prudent macro view of slow recovery to $60 oil price through 2019.  Anything above this level would be upside.

Second, executing on cost synergies of $1.2 billion by 2020, which represents approximately 4.5% of the cost base.  Third, realizing revenue synergies of $400 million by 2020 which only is a 1 point share increase.  Our case has Baker Hughes reaching 60% of peak 2014 EBITDA by 2020.

In summary, this combination has key critical value, creating tenants for investors on both sides:  a full stream oil and gas offering delivered by two industry-leading players with strong legacies of technical innovation, the ability to provide value-added integrated solutions for customers, the power of the GE Store behind this great Company, integrating digital offerings with best-in-class physical technology and the ability to execute on a large pool of synergy opportunities.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

In closing I am very excited about our prospects with this combination.  We are forming a new leader in the oil and gas industry.  We expect we will create tremendous value for our investors.

With that I will hand it over to Jeff Bornstein.

Jeff Bornstein - General Electric Company - SVP & CFO

Thanks, Lorenzo.  I will start in the left side of the page.

GE is contributing 100% of our oil and gas business plus $7.4 billion of cash in return for 62.5% of the new Company.  Baker is contributing 100% of their business and receiving 37.5% the new Company as well as $7.4 billion of cash.  As Lorenzo discussed we expect to generate $13.7 billion net present value of synergies which will be shared between both GE and Baker Hughes shareholders.

On the right side we will borrow $7.4 billion of incremental leverage to fund the transaction.  We will utilize the excess debt and liquidity we have in GE Capital, which results in no incremental interest cost for the Company through 2019.  As published this morning the rating agencies have reaffirmed GE’s credit rating.

On the next page we’ve laid out the EPS impact to GE and its return metrics.  As you can see on the top left we assume a mid-2017 close, resulting in $0.02 of dilution in 2017 as we begin to execute on synergies and incur upfront deal and purchase accounting charges.  We see the transaction being $0.04 accretive in 2018 and $0.08 by 2020 as we deliver $1.6 billion of synergies.

Our underwriting case assumes Baker’s EBITDA performance recovers to 60% of 2014 peak by 2020, well inside of industry consensus.  The transaction is $1 billion free cash flow accretive beginning in 2019 as synergies are realized and it is expected to achieve 90% free cash flow conversion in 2020.  We believe the transaction will deliver in excess of a 15% IRR and achieve a cash-on-cash rate of return of 10%-plus by year five.

The synergized 2018 multiple is approximately 6.7 times.  We believe the combination will be accretive to GE shareholders beginning in 2018 and is consistent with our framework of underwriting transactions that achieve returns of 15% or better.

In summary we believe this is a value-creating transaction that deliver strong returns, builds a world-class oil and gas Company that is highly competitive and linked to the GE Store while creating a currency for oil and gas that allows us to maximize shareholder value over the long term.

On the next page in parallel with the Baker Hughes GE Oil & Gas merger we will run a process to sell our GE Water business.  We’ve been evaluating the fit of GE Water in the portfolio for a period of time.  Our Water business does have products within our chemicals platform that serve the oil and gas industry as does Baker.

We anticipate a gain on sale and meaningful cash proceeds that will offset synergy and integration costs associated with the Baker deal and fund up to an additional $1 billion of cost-out within our GE core business.  Everything we’ve discussed this morning is consistent with the capital allocation framework we’ve shared with GE investors.  We will continue to sustain a very attractive dividend yield, execute the buybacks we’ve committed to and invest in future organic growth.

We believe this transaction is consistent with how we’ve discussed inorganic growth and how we will deploy incremental leverage capacity.  So there is no change to our capital allocation strategy.

With that it will turn it back to Jeff.

Jeff Immelt - General Electric Company - Chairman & CEO

Thanks, Jeff.  Let me first summarize as Chairman of Baker Hughes, a GE Company, this is really exciting.  We are putting in place a broad and deep technology and service Company, a true global enterprise and a digital business.

Both GE and Baker Hughes enjoy a legacy of customer value creation.  I really like Martin and the leadership team and the values of Baker Hughes.  And for the thousands of employees from Baker Hughes and their counterparts in GE Oil & Gas this is a great opportunity to build a special business.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

There’s a lot we can learn from each other.  Like all deals, execution will determine our success but this business is in a strong position to navigate the cycle and grow in the long term.  Again, total synergies on the deal are substantial and will be shared by both investor groups.

For Baker Hughes investors, there really are substantial opportunities for value creation and this is a Company that goes from molecules to megawatts.  For GE investors, this continues our strategy to create the premier digital industrial Company, one that delivers productivity for our customers.  With GE and Baker Hughes the combination is a high-tech leader in an essential industry.

It leverages our digital platform and it extends the GE Store.  It will improve our financial performance growing earnings per share by $0.04 in 2018 and $0.08 in 2025 at high returns.  And this is a good deal for GE investors.

We’ve aggressively improved our portfolio through moves like this, the awesome integration and financial services repositioning.  All of our businesses leverage our core competency and the GE Store and we are investing in the key industries of the future through digitization and additive manufacturing.  We are well-positioned for the future.

Matt, now over to you for questions.

Matt Cribbins - General Electric Company - VP, Investor Communications

Great, thanks, Jeff.  We will now ask the operator to open the lines for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Steven Winoker, Bernstein.

Steven Winoker - Bernstein - Analyst

Thanks and good morning all.  Congrats on the deal at this time in the cycle, too.  I wanted to start with the synergy point.

This is a huge number from my perspective, $1.2 billion of cost, $400 million of revenue.  That cost number, first of all, is it on top of the $500 million, the $0.5 billion that Baker Hughes has been talking about and also your $1.4 billion, how are you, this is a completely incremental number, correct?

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

Yes, Steve, it’s Lorenzo here.  And, yes, that is an incremental number.  And we see it as very actually pragmatic approach.

When you look at the total spend by 2020 we’ve got over $26 billion of cost to go after.  When you look at the aspects of complementary nature, as well, of the businesses we are going to be breaking it down into a number of areas which we walk through.  So we get to the 4.5% of cost-out by looking at, firstly, sourcing and you look at the procurement of the materials, there’s a lot of commonality in what we buy.

We’ve been able to take a look at that, achieve $400 million there.  When you look at the manufacturing service footprint rationalization, I think we are in many of the same locations, we are right next to each other.  We’ve got opportunities to consolidate and combine those operations.

We will be able to get rooftops out.  And then you look at what we’ve been able to achieve already from a process optimization in our manufacturing facilities within General Electric being able to take that also to Baker Hughes.  These are things that with the advanced manufacturing to digital thread we’ve seen 30% reduction in cycle time, we’ve been able to take out waste and we see $200 million there.

And then the SG&A consolidation.  We know how to do this.  You’ve seen us do it within the Alstom integration, we’ve done it in our other acquisitions as well and mergers, and so $400 million coming there.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

So when you say a substantial number, we actually look at it as being a very comfortable number to achieve.  We’ve got already plans in place to be able to execute it and then on top of that you get the incremental revenue synergies, as well.  So hopefully that gives you some color to how we get there.

Jeff Immelt - General Electric Company - Chairman & CEO

I was going to say we’re a year into Alstom, so I think we know more about the art of the possible and I think we see some good opportunities based on some of the things we’ve seen in the past.  So I think the team has underwritten this the right way.

Steven Winoker - Bernstein - Analyst

Jeff, what do you expect the cost of restructuring to come to get to that number in total?

Jeff Bornstein - General Electric Company - SVP & CFO

Steve, it’s going to be about $800 million or $900 million to deliver that.

Steven Winoker - Bernstein - Analyst

And just lastly, before I hand it off, the incremental, the $7.4 billion, you talk about using the excess debt and nothing incremental.  So this does not, also does not tap into that $20 billion-plus or $20 billion, $25 billion that’s sometimes talked about just as a result of incremental leverage for the Company that you guys have referenced in the past as available out there?

Jeff Bornstein - General Electric Company - SVP & CFO

No, it does tap into that, Steve.  So this would be $7.4 billion of that roughly $20 billion of incremental leverage we talked about.  The point I was making is because we have the excess debt and excess liquidity that goes with it in GE Capital we will do a transaction between us and GE Capital to provide that leverage.

And because the Company already is incurring the interest cost, if you will, of that debt inside the enterprise through 2019, the incremental interest cost of the Company for the debt will essentially be zero, was the point I was trying to make.

Steven Winoker - Bernstein - Analyst

Okay great.  I am sure there are a lot of people waiting to ask.  Thanks, bye.

Operator

James West, Evercore ISI.

James West - Evercore - Analyst

Good morning, gentlemen, and congratulations on the deal.  So we are, obviously, we think that there is a serious transformation underway in the oil and gas business, certainly to what you guys see as solutions-based services, digitalization.  And we are a big believer in unlocking big data here.

So I understand all the technological aspects and the reasons why this makes sense.  But I’m curious from the customer standpoint, in speaking with our contacts in West Africa, in the Middle East, in Latin America there seems to be this growing desire for GE to get bigger in the services business.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

So we heard this over and over again, especially when Baker and Halliburton were tied up in their failed transaction.  I’m curious, Lorenzo or Martin, how much of this was also a driver of the two of you getting together?

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

Good morning, James.  This is Martin.  Let me take this and then I will hand it over to Lorenzo.

When Lorenzo and I first started talking probably four to five months ago, it centered around the customer need around better analytics, data management and mining that opportunity set.  There is no secret that this industry needs to change its returns, its deployment of capital from our customers’ perspective.

And then when we started looking at that the opportunity set just continued to grow.  I have been extremely impressed with their Predix operating system.

And as we started to look at the application of that, as we start to migrate it into well construction, well production and ultimately improving the recovery factor and moving that decline curve further right, there is some domain experience that we can bring to play here that I think is going to completely change the conversations that any player in this industry has ever been able to help with the customer.  Lorenzo, do you want to --

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

James, thanks for the question.  And as you said, customers have been urging us to continue to expand within the oil and gas sector and this has been very much a customer-focused transaction.

When you look at the portfolios, very complementary.  And, in fact, we are terming now the use of a full stream because we can really go wing to wing along the value chain and we can incorporate the aspects of the GE Store capabilities further upstream so we can get closer to our customers, help them develop the fields and extract the maximum resource.  That’s what our customers have been asking us to do.

And when you look at this combination it provides them the productivity and the outcomes that they have been looking for, bringing down the cost per barrel, driving efficiencies allowing them to exploit the opportunities they have.

James West - Evercore - Analyst

Great, that’s perfect.  One last follow-up for me, on the Predix operating system and the GE Store, assuming we get through all the regulatory process here, we close the transaction, how quickly do the Baker Hughes products and services get put into that platform?

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

Sure James, again another good question.  Firstly, on the regulatory front, we’ve done already some work there and we feel confident of being able to go forward.

And also on the Predix side we feel that this is an aspect we are going to start working on straightaway because it allows Baker Hughes to start utilizing the Predix industrial operating system immediately.  And we can start to actually launch commercial offerings that are integrated that we could do even outside of this merger.

James West - Evercore - Analyst

Okay, got it.  Thanks.

Operator

Jeff Sprague, Vertical Research.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Jeff Sprague - Vertical Research - Analyst

Thank you, good morning everyone.  Good morning.  Just first on the structure itself and the London headquarters, are there some tax benefits associated with the deal, particularly upfront in that first year or two?

Jeff Bornstein - General Electric Company - SVP & CFO

Yes, Jeff, this is Jeff.  So the way this is structured, even though GE only owns 62.5% of the operating Company that’s housed in this LLC on the structure page, what it allows us to do because of the structure and how it is formed is to consolidate 100% of Baker Hughes for tax purposes.

So that gives us the opportunity to monetize attributes inside of Baker Hughes that potentially Baker Hughes on their own wouldn’t be able to monetize.  So there is some value creation here that happens in tax because of the structure.

Jeff Sprague - Vertical Research - Analyst

Can you size that, Jeff?  I’m having a hard time getting to the $0.04 in year one without tax actually.  So maybe that’s what it is.

Jeff Bornstein - General Electric Company - SVP & CFO

Well, generally I will give it to you.  We’ve underwritten, we think we can create somewhere between $800 million and $1 billion of value over time through that structure in tax.

Jeff Sprague - Vertical Research - Analyst

And was there any particular other significance to 62.5%?  And associated with that question, even though you are characterizing this as long-term core, is this an asset that could be spun out tax efficiently by GE at some point in the future?

Jeff Bornstein - General Electric Company - SVP & CFO

So the way this came together is Baker Hughes contributed 100% of Baker Hughes.  We contributed 100% of Lorenzo’s Oil & Gas business and we contributed $7.4 billion.  In the relative valuation of all that we came, we ended up with a split of 62.5%/37.5%.

The structure as you see it today does not preclude doing a spin or split in the future on a tax-free basis.  What it does allow you to do is do that without having 80% ownership.

So in a typical C Corp. structure you’d have to have 80% in order to achieve tax-free split.  This structure allows you to maintain that or not introduce that tax friction even though you are below 80% ownership.

Jeff Immelt - General Electric Company - Chairman & CEO

But I wouldn’t think about it, Jeff, necessarily in that way.  I think this is a strong fit with GE.  Smart deal, fits the GE Store in terms of globalization, technology, Predix, the things we’ve talked about.

And I think we over time have always been good at understanding value creation for customers and investors.  But our game plan really is to run this business with excellence as we look at the combination coming together.

Jeff Sprague - Vertical Research - Analyst

And can I just ask one other quick one, just why Water, Jeff you alluded to it briefly, but it seems like a business with some secular promise and maybe you could just remind us what the OP or EBITDA is in that business.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Jeff Bornstein - General Electric Company - SVP & CFO

So a couple points.  One is we have been evaluating the fit of Water in our portfolio for quite a period of time.  As you know, it’s an industry that’s reasonably fragmented.  There is a small overlap with the chemicals business inside of Baker Hughes.

I think this just helped us crystallize our thinking from a capital allocation perspective in terms of what that fit was and whether we were going to be an investor in Water long term.  So this to us made all the sense in the world.  The Water EBITDA, we don’t, we haven’t disclosed that publicly, but it’s $250 million, $300 million of EBITDA is how you should think about it.

Operator

Byron Pope, Tudor, Pickering Holt.

Byron Pope - Tudor, Pickering, Holt & Co. - Analyst

Good morning.  Martin, when we visited this summer you seemed fairly excited about the opportunity to build new and more diverse sales channels.  And so as you think about the Baker Hughes portfolio from advanced drilling services to logging evaluation to completion systems to production optimization, which of those are you most excited about in terms of the opportunity to accelerate the go-to-market strategy?

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

I’d have a hard time figuring out which one I’m not excited about, Byron.  Again, as we look at what the GE Store can bring to bear on the legacy GE in terms of engineering, let’s say, cost out of the products.

A big part of the synergy number here that Lorenzo referred to, and I think he gave a great example on the Lufkin pump, is we build these new sales channels, obviously if you can provide leading technology which we’ve continued to do and that’s only going to be accelerated, if you can do it at a price point in some of these products then we will continue to actually capture more of that margin opportunity.  So it goes the whole span:  completions, logging equipment, AutoTrak drilling assemblies, VertiTraks, artificial lift.  It’s a magnificent opportunity to drive those local service companies and those new sales channels even faster than, frankly, we ever imagined.

I don’t know, Lorenzo, do you want to --

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

Yes, Byron, just to add I think also the complementary nature of this transaction will result in Baker Hughes being able to take advantage of the government-to- company contracts that are in place.  Our presence that GE has in the scale in Saudi Arabia, in Brazil, in China and other countries, if you look at being able to provide incremental growth opportunities for what are great products of Baker Hughes into new sales channels.

And that’s what we are looking to do, as well.  And you can see those through the revenue synergies.  And we feel very confident that the GE Store just from a commercial standpoint is going to add a tremendous amount of capability.

Byron Pope - Tudor, Pickering, Holt & Co. - Analyst

Great, thank you.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Operator

Julian Mitchell, Credit Suisse.

Julian Mitchell - Credit Suisse - Analyst

Thanks a lot.  Maybe a first question for Jeff Immelt specifically.  Obviously the last 18 months there has been a huge amount of change at GE in terms of acquisitions, divestments, spins, obviously there’s Water today, 3D printing last week on top of this Baker Hughes news.

So when we were thinking about the next couple of years, the path to your 2018 targets, should we assume that this pace of portfolio change significantly dies down now, particularly as you do have $7 billion out of the $20 billion of leverage being deployed today?  Or could we see continuous further change depending on the share price?

Jeff Immelt - General Electric Company - Chairman & CEO

Julian, you never -- you never can predict events and how things unfold.  But I would say when I think about everything we’ve talked about, the bridge to 2018 and things like that, it’s really a focus on execution:  organic growth, margin enhancement, free cash flow conversion, things like that.  And that’s fundamentally the way we think about the Company, how we want to run it.

So I’d think about it as an execution case.  I think this was a unique opportunity.  We wanted to grab it because I think from an Oil & Gas standpoint it gave us an opportunity to, in many ways, I think complete the business strategically and in an essential way.

And I think, I’ve been a part of this over the last 15 or 20 years.  Our thesis was never driven around oil and gas trying to time when the price was $150 or $50 or whatever it was in between.  It was this notion that the industry was going to become more technically sophisticated as time went on, that customers were going to demand more broader solutions, things like that.

And that’s what we’ve been betting on all along.  So I think when this opportunity came up it just made all kinds of sense for investors of both companies and our customers to grab it.

But, Julian I think it’s a great question.  Execution is what our investors want to see us doing and that’s how we think about the next couple of years.

Julian Mitchell - Credit Suisse - Analyst

Thank you.  And then one on the Baker Hughes, GE companies specifically, I guess it has a very broad portfolio but there are some gaps maybe or some areas where the market share could be built up:  downstream, industrial service, the geophysical equipment service.

And the Company will have a pretty underlevered balance sheet.  So is there much of an appetite to do acquisitions post the deal closing or is the focus just on the self- help on cost-out?

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

So, Julian, I think we are in the early stages here.  We are clearly focused on the execution at hand driving the cost out and also the revenue synergies.  There’s a tremendous amount that we can do from an organic perspective, and I think let’s talk about inorganic as we get further down the road.

There’s a lot that we’ve got on our hands at the moment and feel very confident that we can already achieve a lot with what we’ve got in the portfolio.

Julian Mitchell - Credit Suisse - Analyst

Great, thank you.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Operator

Jud Bailey, Wells Fargo.

Jud Bailey - Wells Fargo Securities - Analyst

Thanks, good morning.  A question maybe for Martin or Lorenzo.

Could you maybe talk a little bit about the opportunities that you see between the GE Subsea and Surface portfolio and combining it potentially with some of the products from Baker Hughes?  How do you think about that and the opportunities you see for the combined companies?

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

This is Martin, Jud.  I will take the first stab at that and then hand it over to Lorenzo.  As I said earlier, this has all been precipitated based on looking through the lens of our customers, what are their challenges?

It’s all about getting the cost per barrel down, get the recovery factor up.  And we look at the ability, you talk Subsea, so here we have the world’s leading drilling and completions business which is all below the mud line, then you look at the separation, compression, electronic BOP capabilities on the mud line and then you look at the boosting capability of Baker Hughes in terms of ESPs and then you look at the pipeline commissioning capability.

Now you picture a deepwater operator that now has the ability to have a conversation with the new Baker Hughes to take that dollar per barrel way down, manage the risk and leverage again a world-leading technology organization.  This just hasn’t happened before and this is why we are so excited about what the opportunity is.

And I could go on and on, whether it is the deepwater or whether it’s the unconventionals.  It’s really just an incredibly opportunity-rich environment.  Lorenzo, do you want --

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

Martin, I think you stated it very well and, Jud, just to further complement what Martin said, if you look at each of the segments it would be on the offshore, it would be on the onshore, we’ve got opportunities to combine the capabilities and really provide across the value chain.  And it’s bringing together the strength of what GE Oil & Gas has from an equipment perspective, also from a power generation perspective all the way down to the mud line and being able then to integrate it through data analytics.

That’s where productivity can further be enhanced in the future.  When we talk about the cost-out, we talk about the synergies, all of this is normal day-to-day things we’ve done before.  As we go forward also through data analytics there’s tremendous incremental opportunities within the new Baker Hughes.

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

Hey, Jud, this is Martin again.  I just want to follow up.  As we were exploring this opportunity a term “power to lift” kept coming up.

And as we build out the North American ESP business and we begin moving into the SCOOP and the STACK, the outer fringes of the Bakken, the grid, the electrical infrastructure is weak.  And here you have the capabilities of putting power as part of the entire lifting conversation with our customers.

Before here you had the world’s leader in electrical submersible pumps, but the conversation couldn’t go as to how do we help the customer generate that infrastructure to run those pumps.  Now our sales teams are going to be able to provide a broader solution and there’s no one that can do that except us.  Full stop.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Jud Bailey - Wells Fargo Securities - Analyst

All right, great.  Thanks.  That’s great.

My follow-up is a couple of initiatives that each Company had separately I just want to confirm continue.  On Baker on trying to sell the pressure pumping business, and then I believe GE had a joint venture with NOV is, that still in place with the new combined Company or has anything changed on that front?

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

I will take the pressure pumping, Jud.  The strategy is intact.

As we said on our earnings call last week we are nearing the end of the process.  As both these companies started talking we evaluated our opinions and notes on that business and we came to the same conclusion that it is the right way forward given the dynamics around that particular business segment.  Lorenzo?

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

Just to maybe correct on the aspect of the NOV what we have in place is a joint collaboration and a partnership for the equipment package that we provide to NOV for FPSOs.  That will continue as a commercial relationship and, again, we look to strengthen our equipment packages that we are offering externally and FPSOs is a marketplace where we have been strong and we will continue to be so.

Jud Bailey - Wells Fargo Securities - Analyst

Great, thank you.

Operator

Andrew Kaplowitz, Citigroup.

Andrew Kaplowitz - Citigroup - Analyst

Good morning, guys.  Congrats on the deal.  Jeff, you guys have said many times that you don’t want to underwrite an oil and gas recovery.

So can you talk a little bit more about your assumptions that you are making in this deal around market growth moving forward?  We know you are saying that you only assume a modest recovery in oil, but how important is market recovery to your return on this investment?  It does seem like you have at least some growth recovery in your model to get to the $0.04 of EPS in 2018.

Jeff Bornstein - General Electric Company - SVP & CFO

Yes, so our underwriting assumption, and I am going to let Martin weigh-in on the Baker view of where the market is going over the medium term here.  We’ve assumed that oil has a very modest recovery, beginning in 2017 $50, low $50, maybe mid-$50s in 2018 and then by the end of 2019 something that’s approaching $60.

I think we are well inside of what industry consensus is and we think it’s a reasonably pragmatic case as Lorenzo talked about earlier the way we’ve thought about underwriting risk in this.  We’ve got Baker Hughes EBITDA getting back getting back to 60%, a 2014 peak, by 2020.

And the industry consensus, for instance, on Schlumberger and Halliburton is to be 100% or over 100% at that point in time.  So we’ve tried to take what I would describe as a reasonably pragmatic approach to how we thought about the recovery.

Martin, do you want to add anything?

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

Yes, thanks, Jeff.  I would agree, first of all, that it is a modest perspective when we agreed on that.  But Andy as we had said on the Baker Hughes earnings call last week, I think we’ve had a pretty consistent and correct view of how this market has been evolving.

Overall, the decline curve is very real and our customers are battling that.  We’ve had a crushing reduction in the investment which is going to catch up with the business.

And you have this nuanced issue in North America where you have a high grading of the portfolio and recovery factors and production numbers have been a little bit more buoyant than all the talking heads or experts have been indicating.  But at the end of the day you can’t fight the decline curve.  It’s real, and it’s coming.

So as we said we continue to see a slow grind-up in North America through probably the next couple of quarters.  And subsequent to that offshore there’s no denying that they are the most prolific fields in the world and our customers will continue to figure out ways to monetize it.  But that’s also what precipitates this combination is being able to get that cost basis down for our customers.

Jeff Bornstein - General Electric Company - SVP & CFO

So Andrew, the last thing I would add, we obviously underwrote a downside case, as well, where essentially oil does nothing for the next three or four years.  And even in that case, largely driven by the synergy value that’s created here, we are better off as a Company having done the deal than not doing the deal.

And we still think we create value even in a sideways market.  So we did consider the fact that there would not be any oil recovery and we still thought it made financial sense for the Company.

Andrew Kaplowitz - Citigroup - Analyst

That’s very helpful, guys.  Lorenzo, you talked about being able to gain a percent of share, it’s the $400 million of revenue synergies, but can you talk about the challenges of gaining share in a market that’s already seen a lot of consolidation?  How difficult do you think it will be to get there and how important is growth in Predix to help in the market share equation?

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

So thanks for the question.  And, again, first of all, I think it’s very achievable and when you look at the technology basket that we have readily available within both of the companies we’ve been investing over the downturn and the NPIs are going to be introduced in the marketplace.  That’s outside of Predix, just the enhanced capabilities of artificial lift.

When you look at the different elements of again completing wells there is a lot of the companies have been investing in, so from a product introduction you will see that increase.  Then as you look at revenue synergies there’s a complementary nature of the portfolio, being able to aggregate from a package perspective to give a better outcome.  You had the example of power to lift.

As you look at also the offshore completion being able to take from the mud line all the way to the surface, being able to connect the value chains, nobody else in the industry can do that and so we are able now to provide that portfolio.  The third element, as you say, Predix.  That analytics and the opportunity to reduce unplanned downtime, to increase efficiencies, we’ve already started to see that take place within the industry as you look at uptime that we’ve been able to achieve on our rotating equipment we’re now going to take that across the value chain.

So it’s really those three elements put together that provide us confidence in the revenue synergies and the relationships we have with customers.  Which at a broader level have also General Electric and the GE Store is very complementary.  So we see this as very feasible going forward.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Jeff Immelt - General Electric Company - Chairman & CEO

Let me also add to what Lorenzo and Martin have said.  Look I have had the chance to be with every oil and gas CEO in the world over the last years.  Baker Hughes has an awesome reputation around the industry.

I think the ability to bring more scale to their reputation is upside.  It makes the industry more competitive, it gives customers more options and I think there’s a tremendous amount of value that’s going to be created by the combination of these two companies.

Andrew Kaplowitz - Citigroup - Analyst

Thanks, guys.

Operator

Jim Wicklund, Credit Suisse.

Jim Wicklund - Credit Suisse - Analyst

Good morning guys.  Congratulations to all on a heck of a deal.  It’s nice to see.

Two questions really, a digital industrial Company, that’s a different definition for oilfield service than most of us are used to and your explanation of how you’re going to get there is interesting.  I’m just curious how long do you guys think it will take before you can take the digital capabilities that you have at GE and fully incorporate them into Martin’s innovative products across the lines and be able to offer the digital solutions Company to the industry?  Does that take six months, two years, how long does it take to optimize that?

Martin Craighead - Baker Hughes Incorporated - Chairman & CEO

So Jim, good morning, this is Martin.  I’m going to take this first and then hand it off to Lorenzo.

We’re already doing that.  We are already underway.  As we said we had already started talking about this possibility.

This deal is a result of the initial discussions around the digital industrial and what the capabilities were.  And we’ve already sat down with a customer of quite large significance and explored that and they’ve already actually even signed up to work with us.  So this isn’t a three-month, six-month, one-year, this is already underway.

Jim Wicklund - Credit Suisse - Analyst

Okay, that --

Lorenzo Simonelli - General Electric Company - President & CEO, GE Oil & Gas

Martin, just to add, again, as we’ve gone out and we’ve spoken to some of the customers it is already underway.  I think also you mentioned the aspect of new terms.  And I think within the industry today through this partnership, through the creation of this new Baker Hughes we are introducing new terms.

We are introducing the term of full stream and the capability to provide across the value chain and that digital industrial capability within Oil & Gas.  And I think you heard Jeff Immelt mention previously, this industry is changing.  It’s becoming more technologically challenged and we are here to help our customers and that’s what we are receiving as feedback from our customers.

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OCTOBER 31, 2016 / 12:30PM GMT, BHI - Baker Hughes Inc and General Electric Co Agreement to Create New Fullstream Digital Industrial Services Company Investor Webcast

Jeff Immelt - General Electric Company - Chairman & CEO

I would just say, I think the oil and gas industry is maybe the first in terms of driving the Industrial Internet terms.  Like asset performance management, no unplanned downtime really came from this industry.  The customers know how to monetize an extra hour, an extra day better than any other customers in the world.

So I think in the end that is what this is all about.  And, again, what I would just say is the combination of let’s say an analytical operating platform on top of an oilfield services capability, that’s precisely the competitive advantage in the industry.  So very exciting.

Matt Cribbins - General Electric Company - VP, Investor Communications

Great, thank you.  I would like to thank everyone for joining the call today.

Just as a reminder, the replay of today’s webcast will be available this afternoon on both Companies investor websites.  Jeff, maybe to wrap up.

Jeff Immelt - General Electric Company - Chairman & CEO

Yes, Matt, thanks again for everybody joining us on short notice.  I think a really exciting deal at the right time and the right industry.  Really a great fit, complementary fit of two industry leaders.

I think going forward this new Company can use every aspect of the GE Store:  globalization it really increases and enhances our capability; technology, the ability to bring more technical solutions for our customers; predictive analytics, all the things in the GE Store.  I think both Martin and I put it at really top of mind, creating shareholder value, creating customer value and we think this deal both today and in the future is going to do both of those.  So really a great day and we look forward to the future.

Operator

This concludes your conference call.  Thank you for your participation today.  You may now disconnect.

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Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR Newco WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.  The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication.  Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.